SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Policy for Disclosure and Use of Information and Trading of Securities Issued by Net Serviços de Comunicação S.A.

This policy is updated and considers the general guidance and certification standards for excellence of the information disclosure documentation process and the capital market relationship process – Divulgação Exemplar™ (Exemplary Disclosure) – Version 5.0

October 2006

Policy for Disclosure and Use of Information and Trading of Securities Issued by Net Serviços de Comunicação S.A.

TABLE OF CONTENTS

Chapter I	Introduction	01

Chapter II	Policy for Disclosure and Use of Information and Trading of Securities Issued by NET	02

1.	Definitions	02
2.	Purpose and Scope	05
3.	Principles of NET’s Corporate Communication	05
4.	Company’s Disclosure Practices	05
5.	How NET Discloses Results	10
6.	Policy for Disclosure and Use of Information of Material Act or Fact	11
7.	Internal Procedures to Report and Disclose a Company’s Material Act or Fact	12
8.	When and Whom to Report	12
9.	How to Disclose a Material Act or Fact	12
10.	Insider Information and the Duty to Secrecy	13
11.	Nondisclosure is an Exception to the Rule	13
12.	Generally Accepted Disclosure Practices Principles	14
13.	Policy for Reporting Information on Trading by Management and Related Persons	15
14.	Policy for Reporting and Disclosing any Purchase or Disposal of Material Shareholding Ownership	15
15.	Securities Trading Policy	16
16.	Noncompliance with the Policy	19
17.	Divulgação Exemplar™ (Exemplary Disclosure)	19
18.	Director in Charge	19
19.	Statement of Adhesion	19
20.	Validity of and Amendments to this Policy	19

Attachment A	Statement of Adhesion to the Policy for Disclosure and Use of Information and Trading of Securities Issued by NET	20

Attachment B	Definition of Material Act or Fact	21

Attachment C	Individual Form – Provision of Information on Trading by Management and Related Persons	23

Attachment D	Consolidated Form - Provision of Information on Trading by Management and Related Persons	26

Attachment E	Form for Provision of Information on Material Shareholding Ownership	29

Attachment F	Serious Violations and Penalties Set Forth in Article 11 of Law No. 6,385/76	30

i

CHAPTER I – INTRODUCTION

Net Serviços de Comunicação S.A. (“NET” or “Company”) is committed to ensure the quality and consistency of information, as well as the equal treatment, access to information and readiness in the relationship with the capital market, subject to any legal and regulatory requirements. NET adopts practices of relationship with its Investors and the market in general based on total transparency of the information available in connection with its activities.

The Investors’ Relations activity comprises the provision of corporate information to the capital market, which target audience is composed of Investors, market analysts, specialized financial press and other stakeholders. The Company’s market communication strategy is based on three components: mandatory reports and information, supplementary (voluntary) reports and information, and the direct interaction with capital market agents.

With the reform of the Brazilian Corporation Law, the recent enactment of standards by the Brazilian Securities Commission (CVM) on the disclosure of information and the Company’s intention to adhere to the principles of Divulgação Exemplar™ (Exemplary Disclosure), the Company’s Board of Directors understood it would be appropriate to consolidate its best practices in this Policy.

This is the policy for disclosure and use of information and trading of securities issued by the Company (a public document). A second document, for the Company’s internal use, includes a set of internal procedures related to the use and disclosure of information to the capital market, operation of the Disclosure Committee, and the trading of Securities issued by NET.

Accordingly, this Policy is intended to any Controlling Shareholders, Management, Employees and Executives with access to material information of the Company and its Subsidiaries, as defined in this Policy. It addresses the disclosure of information to the market, the filing of documents with CVM, statements included in annual and quarterly reports, earnings releases, contacts between the Company and analysts, investors and the press, representations and presentations of major executives, and information included in the Company’s Investors’ Relations and other websites.

Additionally, this Policy bars any Controlling Shareholders, Management, Employees and Executives with access to Material Information from discussing any Company’s material and non-public issues or activities with any person which is not a party thereof (including family members, relatives and friends).

It is also noteworthy that any persons subject to the Policy for Disclosure and Use of Information and Trading of Securities Issued by NET shall adhere thereto, by signing the respective Statement of Adhesion (Attachment A). the Statements of Adhesion shall be kept filed at NET’s head office while their signatories have a relationship with the Company and for at least five years after their dismissal.

This Policy, originally approved at NET’s Board of Directors’ Meeting held on July 26, 2002, was revisited and shall become enforceable as from the day subsequent to its approval by the Company’s Board of Directors (identified below). Any doubts in connection with its application shall be settled by the Financial and Investors’ Relations Director.

São Paulo, October 23, 2006

Net Serviços de Comunicação S.A.

1

CHAPTER II – POLICY FOR DISCLOSURE AND USE OF INFORMATION AND TRADING OF SECURITIES ISSUED BY NET SERVIÇOS DE COMUNICAÇÃO S.A.

The purpose of this Policy is to establish practices for disclosure and use of information and trading of securities issued by NET, to be complied with by the Related Parties (as defined below). These persons shall sign the respective “Statement of Adhesion” to this Policy, as in the model included in Attachment A hereto.

NET shall maintain in its head office a list of persons who have signed the Statement of Adhesion, which will be permanently updated as the adhesion of new persons is necessary. A copy of the signed Statements will be delivered to the Organization Development Management. Upon any change to this Policy, the signatories of the Statements of Adhesion shall sign new Statements and immediately deliver them to NET. These documents will be kept available to any regulatory bodies.

The Statements of Adhesion shall be kept filed at NET’s head office while its signatories have a relationship with the Company and for at least five years after their dismissal.

1. DEFINITIONS

When used in this Policy, the terms and expressions listed below will have the following meaning:

Controlling Shareholders or Parent Company - The shareholder or group of shareholders linked by means of a shareholders’ agreement or under common control exercising the controlling power of NET, pursuant to Law No. 6,404/76 and subsequent amendments.

Controlling Shareholder - Holder of the majority of votes in the general meetings and voter of the majority of management members;

Management - The members, either incumbent or substitute, of the Executive Board and Board of Directors of NET.

Material Act or Fact – A Material Act or Fact related to NET and its Subsidiaries shall be deemed to refer to any decision made by the controlling shareholders, any resolution of the Shareholders’ General Meeting or management bodies, or any other administrative, technical, business or economic or financial act or fact occurred or related to NET’s business which may significantly impact (i) the quote of the Securities issued by NET or referred thereto, (ii) the investors’ decision to purchase, sell or hold any Securities issued by NET, and (iii) the investors’ decision to exercise any rights inherent in their capacity as holders of Securities issued by NET, or referred thereto. Attachment B to this Policy contains additional details on what must be deemed as a material fact.

Stock Exchanges - Any stock exchanges in which the securities issued by NET are traded in Brazil or abroad.

BOVESPA - São Paulo Stock Exchange.

BR GAAP – Accounting principles generally accepted in Brazil.

CEO (Chief Executive Officer) – CEO.

CFO (Chief Financial Officer) – Financial Director.

Disclosure Committee – A committee chaired by the CEO and composed of NET’s Executive Board.

Company or NET – Net Serviços de Comunicação S.A.

Fiscal Council – the body responsible for assessing any risks and the Company’s control environment, overseeing the preparation of financial reports and evaluating the audit processes.

Business Contact Parties – Whoever is aware of any information related to a material act or fact, especially those who have any business, professional or trust relationship, such as independent auditors, securities analysts, advisors and institutions of the securities distribution system.

CVM –The Brazilian Securities Commission.

CVMWIN – A system for forwarding quarterly information (ITR), standard financial statements (SFS) and annual information (IAN) to the CVM.

Financial and Investors’ Relations Director –The executive responsible for collecting information on the Company, adapt them to the needs of the financial market and distribute them to investors, CVM, SEC and stock exchanges or organized over-the-counter markets, as well as keeping NET’s registration updated.

Divulgação Exemplar (Exemplary Disclosure) – General guidelines and certification standards for excellence of the information disclosure documentation process and the capital market relationship process (Version 5.0), as made available at www.divulgacaoexemplar.com.br.

Selective Disclosure - Disclosure of Material Information to any person before publication of such information to the investing public.

Earnings Releases – Managerial Results Reports.

EDGAR – A system for forwarding documents in HTML format to SEC.

Former Management – The former members of the Executive Board and Board of Directors, who no longer are part of NET’s management.

Exchange Act – U.S. Securities Exchange Act of 1934, and subsequent amendments.

Employees and Executives with Access to Material Information – Any Company’s executives or employees who, in view of their position, function or status at the Company and Subsidiary Companies have access to any Insider information

Form 6-K – Information provided by all foreign companies with securities traded on U.S. stock exchanges pursuant to the Exchange Act.

Form 20-F – an annual report prepared by all foreign companies with securities traded on U.S. stock exchanges pursuant to the Exchange Act .

Insider Information or Material Information – Any and all material information related to the Company which may significantly impact (i) the quotes of Securities, (ii) the investors’ decision to purchase, sell or hold any Securities, or (iii) the investors’ decision to exercise any rights arising from their capacity as holders of Securities, and not yet disclosed to the investing public.

CVM Instruction No. 358/02 - CVM Instruction No. 358, of January 3, 2002, which addresses the disclosure and use of information of any Material Act or Fact related to publicly-held companies, as well as the trading of securities issued by a publicly-held company pending any material fact not disclosed to the market, among others.

IPE – A system for forwarding documents to the CVM (except for quarterly information (ITR), standard financial statements (SFS) and annual information (IAN)).

Sarbanes-Oxley Act – A law regulated in July 2000 in the United States, establishing corporate governance rules for companies with securities traded on U.S. stock exchanges and related to the disclosure and issue of financial reports.

Policy for Disclosure and Use of Information and Trading of Securities of NET (“Manual”) – A document consolidating the Company’s best practices, composed of the Policy for Disclosure and Use of Information and Trading of Securities Issued by the Company.

NASDAQ – National Association of Securities Dealers Automated Quotations, the US electronic stock exchange.

Bodies with Technical or Advisory Functions – NET’s bodies created by its Bylaws, with technical functions or intended to advise Management.

Related Persons –These are the persons with the following relationships with the members of NET’s Management and Bodies with Technical or Advisory Functions: (i) the spouse, from whom they are not judicially separated, (ii) the partner, (iii) any dependant included in the annual income tax return, and (iv) any subsidiary companies directly or indirectly controlled either by the Management and likewise or any Related Persons.

Related Parties – A set of persons composed of (i) the Management, (ii) Controlling Shareholders, (iii) members of the Fiscal Council and Management, (iv) any Employees and Executives with Access to Material Information and of any Bodies with Technical or Advisory Functions currently provided for, or which are to be provided for in NET’s Bylaws, and also (v) whoever, in view of their position, function or status in the Parent company, Subsidiary Companies and Affiliated Companies, is aware of any information related to any Material Act or Fact on the Company.

PSLRA - Private Securities Litigation Reform Act of 1995.

Regulation G - Regulation G adopted by SEC.

Investors’ Relations – the department by which the Company has a relationship with the capital market.

Annual Report – A report with general information on the Company and the social and environment audit.

SEC – the U.S. Securities and Exchange Commission.

Securities Act - U.S. Securities Act of 1933, and subsequent amendments.

Concurrently (or Concurrent) – For purposes of this Policy, the concept of concurrence, in which it refers to the delivery of documentation to CVM, SEC, stock exchanges and the IR website, equals to the period of one (1) hour preferably with close stock exchanges.

Affiliated Companies – Any companies on which NET has a significant influence even without controlling them. A “significant influence” is characterized by the power to take part in decisions on the company’s financial, business and operation policies, and such influence is also presumed whenever there is a direct or indirect interest of ten percent (10%) or higher in the voting capital.

Subsidiary Companies –Any companies in which NET, directly or by means of other subsidiaries, is the holder of a partner’s rights which permanently ensure prevalence in any social resolutions and the power to elect the majority of management members.

Statement of Adhesion – An instrument signed by Related Parties, as Attachment A to this Policy.

U.S. GAAP - Accounting principles generally accepted in the United States of America.

Securities - Any shares, debentures, subscription bonuses, receipts and subscription rights, promissory notes, purchase or sale options, indices and derivatives of any type and also any other securities or collective investment agreements issued by NET which, by legal determination, are deemed as securities.

IR website – NET ‘s Investors’ Relations page in the web.

2. PURPOSE AND SCOPE

The purpose of this Policy is to establish high levels of conduct and transparency, to be compulsorily complied with by any Related Parties in order to adjust the Company’s internal policy to the principles of transparency and good conduct practices in the use and disclosure of Material Information and trading of Securities.

3. PRINCIPLES OF NET’S CORPORATE COMMUNICATION

3.1 Ethics – All persons subject to this Policy shall guide their conduct in conformity with the values of good faith, loyalty and truthfulness, in addition to other general corporate communication principles established herein.

3.2. Transparency – Any information made available to the investing public must be ruled by transparency, that is, they should fairly reflect NET’s operations and financial position, as well as every disclosure of Material Act or Fact or any other disclosure of information shall comply with the provisions in this Policy and legislation in force.

3.3. Access to information – It is imperative that NET ensures the availability of any material information with periodicity and quality. The persons subject to the provisions set forth in this Policy shall also take upon themselves to ensure that the disclosure of any information on NET’s financial position is accurate, complete, ongoing and developed by means of the management responsible for such function, and shall also comprise any data on the development of their respective shareholding positions in NET’s capital stock, as provided for in this Policy and legislation in force.

3.4. Equal treatment – Transparent, accurate and timely information is the main instrument available to the investing public and, especially, to NET’s Shareholders and Investors, so that they are ensured the indispensable equal treatment. NET’s relationship with participants and opinion makers in the securities market will be consistent and transparent. The information flow will be ongoing, even in critical situations.

3.5. Freedom to decide – Any investment decisions (sale, purchase or holding) are the sole acts of each Investor, as is the search for the best returns, which must be ruled by the analysis and interpretation of the information disclosed to the market but never by the insider access to such information.

3.6. Trust – The high conduct and transparency standards imposed to the persons subject to this Policy is justified by the need to provide any investor with trust in relation to the pricing of any assets traded in the securities markets. This “trust” component is spearheaded by the assurance that any information available to one party, upon the securities trading, is also made available to its counterparty.

4. COMPANY’S DISCLOSURE PRACTICES

The strategy used by the Company for communicating with the investing public is composed of the three basic elements as described below. Any procedures for disclosure and use of information are included in a specific Manual for the Company’s internal use.

4.1. Mandatory Reports

4.1.1. The mandatory reports (e.g. SFS, ITR, IAN, Form 20-F, Form 6-K) are delivered by the Company within the format and deadline set forth by law and applicable regulation. These mandatory reports shall be concurrently delivered to CVM (in Portuguese), SEC (in English), stock exchanges and IR website (in Portuguese and English).

           CVM

  “SFS” – Standard financial statements: up to one month before the date scheduled for holding of the Annual Shareholders’ Meeting (“ASM”), or in the same day it is published by the press or made available to shareholders, whichever comes first. The Earnings Release for the last quarter of the fiscal year, to be disclosed to the investing public, shall be included in the SFS (item “consolidated performance comments”) to be delivered by the CVMWIN and also as economic and financial data by the IPE;

  “ITR” – Quarterly information: up to 45 days from the closing of each quarter of the fiscal year, except for the fourth quarter of the fiscal year or whenever NET discloses information to shareholders or third parties, in case it takes place in a previous date. The Earnings Releases shall be included in the ITR to be delivered by the CVMWIN and also by the IPE;

  “IAN” – Annual information: up to 30 days after the holding of an ASM, to be delivered by the CVMWIN;

  Note to the Divulgação Exemplar (Exemplary Disclosure) – Any and all information forwarded by NET to SEC (including Form 20-F) shall be delivered by IPE, translated into Portuguese, concurrently to the forwarding of such information to SEC.

           SEC

  Form 20-F (Annual Report in the SEC format): within 180 days counted from the end of the fiscal year;

  Forms 6-K: any information forwarded to CVM by means of the CVMWIN or IPE systems, subject to the two exceptions to the rule described below;

  Note to the Divulgação Exemplar (Exemplary Disclosure)– Any information forwarded to CVM (except for IAN – Form 20-F is a more complete replacement – and, possibly, any individual shareholding positions not made public at the CVM) by means of CVMWIN (ITR and SFS) and IPE (all) systems shall be delivered through the SEC’s proper system (EDGAR), translated into English, concurrently to the forwarding of such information to CVM.

4.1.2. Any notices of Material Acts or Facts and corporate acts concerning any public notices, warnings and minutes of the Board of Directors’ meetings published in newspapers in locations where the Company has its head office, where the Company has its shares traded and at the Brazilian official press shall be deemed as Company’s press releases. Any disclosure of press releases shall take into account any provisions applicable to the Mandatory Reports.

4.2. Supplementary (Voluntary) Reports and Information

4.2.1. IR Website

The IR website is a relevant communication vehicle the Company has with its capital market, which must contain the entire material information with periodicity, quality and fairness (in English and Portuguese). It shall be permanently kept updated and include at least:

  The entire Company’s information forwarded to CVM and SEC;

  quarterly results reports and performance analyses;

  presentations held to the investing public and transcription of conference calls;

  a basic tool to enable the monitoring of the quotes of securities;

  a calendar of events, corporate governance practices, and dividend policy;

  estimates prepared by analysts;

  the annual report;

  warning e-mails and/or forwarding of notices to the persons registered in the IR website;

  information of the contact persons of NET’s Investors’ Relations team;

  any out-of-date information will be included in a file named “Historical Information (not updated)”.

As the information at the Website becomes out-of-date in view of new developments, the Company must update it. Accordingly, the Company will comply with the following guidance in connection with any representations made available at the IR website:

  using cautious phrasing in the original text which includes any disclosed estimates;

  remembering to treat any transcriptions or oral or written notices made available at the IR website with caution;

  the text must be clear and include a disclaimer informing that (i) after the referred date, any of the estimates may not be true any longer, and (ii) the Company is not responsible for updating the information;

  any out-of-date publications including such representations shall be made available at a separate page, file page, in order to segregate them from more recent information; and

  carrying out periodic revisions and updates of the estimates made available at the IR website, by removing, updating, or filing information, as applicable.

In the event it decides to include any hyperlinks in its website, the Company shall comply with the following guidance:

  not endorsing any representations made at the website indicated by the hyperlink (e.g. not stating an opinion on the quality of any information included in the website indicated by the hyperlink);

  the website indicated by the hyperlink shall only be accessed when one leaves the access to the Company’s IR website;

  a disclaimer included in the website indicated by the hyperlink shall also be made available at the Company’s IR website referring to the hyperlink. Such disclaimer shall clearly state that the Company (i) is not responsible for the contents of the website indicated by the hyperlink, (ii) does not assure its accuracy in any way, and (iii) does not assume any responsibility for correcting any existing errors in the documents and information made available in the website indicated by the hyperlink; and

  all hyperlinks shall be presented in a similar way, in order not to highlight any particular website.

In view of these considerations, the Company will nominate only one person to oversee the website contents (especially the IR website contents) in order to prevent any possible errors which may give rise to any liability.

4.2.2. Earnings Releases

The quarterly reports will report to the target audience the Company’ operating and economic and financial performance for the quarter and the aggregate result for the year in progress (as compared to the prior year), by means of an objective analysis of the results obtained and the balance sheet position. NET will comply with the minimum quiet period of 7 to 15 running days counted from the disclosure of quarterly or annual results, which extends to its publication and will ensure equal treatment to the information disclosed in Portuguese and English.

4.2.3. Annual Report

The Annual Report will consolidate the Company’s management accountability to its shareholders and the investing public.

4.2.4. Projected Results

It is not a practice adopted by NET to publish any projected results. However, if applicable, the provision of estimates in connection with future results (“guidance”) will adhere to the practices used in the U.S. market. Accordingly, any and all written disclosure involving projected results and/or future events will be followed by a warning on the risks of any material change to the information provided and such information will be concurrently made available at the IR website. If published, these projections shall be kept updated (press releases and at IR website).

4.2.5. Press Release

NET will maintain an ongoing flow of material information in order to keep capital market agents informed of the Company’s operations, any facts impacting its revenues and its results. This flow will be carried out through the preparation of press releases and respective disclosure (CVM, SEC, stock exchanges, the IR website and, possibly, wire channels).

4.3. Interaction with capital market agents

4.3.1 Persons Authorized to Speak on Behalf of the Company

The following persons are authorized to speak on behalf of the Company: the Financial and Investors’ Relations Director and any other duly authorized directors. Other Company’s employees may be nominated, from time to time, to speak on behalf of the Company or to respond to any specific questioning from the community of investors or the press.

4.3.2 Persons Not Authorized to Speak on Behalf of the Company

The employees, except for those authorized to speak on behalf of the Company, will be instructed not to respond, under any circumstances, to questioning from the community of investors or the press, unless formally authorized to do so by a person authorized to speak on behalf of the Company.

Any employees who are not persons authorized to speak on behalf of the Company but receiving, directly or indirectly, questioning from investors, analysts or press professionals shall report such questioning to the Financial and Investors’ Relations Director.

4.3.3. Conference Calls via Web cast

In connection with any disclosure to be made, and whenever it deems adequate, NET shall carry out conference calls (in Portuguese and English) via Internet (web cast), in order to ensure free access to all interested parties.

Analysts, investors, economic and financial journalists, and other interested people shall have access to the conference calls carried out by the Company, and may take part in the question-and-answer sessions. They may also follow these conferences by means of the IR website.

4.3.4. Road shows

Subject to all basic principles established in this Policy (Section 3), the Company may carry out road shows, supervised by the Financial and Investors’ Relations Director, with the investing public in Brazil and/or abroad, with the purpose of extending and consolidating the Company’s external image as a transparent and proactive entity in terms of accountability.

4.3.5. Analysts and Investors Service

The analysts and investors service is carried out by the Financial and Investors’ Relations Director and/or IR area representatives, who may be followed by other Company’s executives, at the Financial and Investors’ Relations Director’s discretion.

The IR area representatives shall also settle any analysts’ and investors’ doubts in order to ensure consistency of information on the facts and NET’s financial position, by always complying with the basic principles (Section 3) and other recommendations of this Policy.

4.3.6. Other Meetings

The Financial and Investors’ Relations Director may agree to requests from investors interested in visiting the Company in order to discuss the financial results and strategies implemented and in progress at NET, always subject to the basic principles (Section 3) and other recommendations of this Policy.

The Company may hold press conferences in order to provide more details on the quarterly and/or annual results after the disclosure of each of these results.

4.4. Notes Applicable to NET’s Disclosure Practices

4.4.1. Quiet Period

The Company shall comply with a quiet period starting 7 to 15 running days in advance to the disclosure of its quarterly or annual results and extending to their publication date. During the quiet period, even though it should be preferable to avoid meetings with investors, the Company may take part in telephone calls, meetings or conferences, but will not discuss any operations in progress or results from its operations.

4.4.2. Rumors

the Company will not state its position in relation to any rumors or speculations in the market concerning itself.

4.4.3. Feedback to Management

The Investors’ Relations area is responsible for keeping the Company’s management informed on the market’s perception in relation to the Company’s results, strategies and trends.

4.4.4. Company’s Participation in Investors’ Relations

The Company’s areas will promptly provide broad (strategic, operating, technical or financial) information to the Financial and Investors’ Relations Director who, in turn, will consider, together with the Disclosure Committee, whether or not the issue will be made public and, if yes, in which level of detail.

All Management, Controlling shareholders, Fiscal Council members and members of the other Company’s Bodies with Technical or Advisory Functions, Employees and Executives with Access to Insider Information and also whoever, in view of their position, function or status in the Parent company, Subsidiary Companies and Affiliated Companies, is aware of information related to any Material Act or Fact on the Company, shall comply with the provisions of this Policy, in particular in which it concerns the disclosure of information.

4.4.5. The Disclosure Committee’s Roles and Responsibilities

The Company’s Board of Directors has created the Disclosure Committee, as suggested in Section 404 of the U.S. Sarbanes-Oxley Act of 2002, with the purpose of implementing internal control procedures to evaluate and certify any financial information disclosed by the Company. In addition to evaluating the accuracy and completeness of the mandatory reports, publications of the Company’s financial and performance information, and the public information distribution process, the Disclosure Committee will decide on the time such information will be publicly disclosed, make recommendations to Management on the disclosure policies and schedule meetings as each situation determines so.

The Disclosure Committee does not conduct investors’ relations activities. Its role is to systematically revise any Material Information and any information included in the Company’s files to CVM and SEC, before its disclosure, in order to determine the need for its updating or correction. Whenever required, the Disclosure Committee will periodically revise and update this Policy. The procedure on the Disclosure Committee’s operation is included in a specific Manual for the Company’s internal use.

5. HOW NET DISCLOSES RESULTS

5.1. Earnings Releases

Each quarter NET will prepare an Earnings Release on corporate legislation, with an attachment supplementing the analysis in US GAAP, discussing in detail the development of the major lines comprising the statement of income for the quarter, as compared to prior periods. It will likewise discuss the development of its capital structure and the need for future investments (in Portuguese and English). These reports will be disclosed by forwarding it to the CVM, SEC, stock exchanges, IR website and to the wire channels.

With at least 15 running days in advance before the disclosure of the quarter and annual results, the Company will issue a notice reporting its disclosure date, time and how to access it. As NET usually discusses financial information during these conferences, such notice will provide the IR website address in which this information will be made available.

5.2. IR website

NET’s IR website is one of the Company’s major communication vehicles with the capital market (issues in English and Portuguese). The information forwarded to CVM, SEC and stock exchanges will be concurrently made available at the IR website. Additionally, warning and-mails and/or information forwarded to the list of people registered in the IR website, who are willing to be proactively informed of the Company’s press releases, shall be used to supplement an Exemplary Disclosure procedure, always ensuring transparent and fair treatment (in English and Portuguese).

5.3. Conference Calls

Conference calls will be held after the disclosure of results. These results discussion events shall be carried out in English and Portuguese and concurrently transmitted via web cast, in order to ensure free access to all interested parties.

The recording and transcription of all conference calls carried out by the Company will be available at the IR website for a six-month period. After this period elapses, the recording and transcriptions will be allocated to the “file” section of the IR website. All information included in the “file” shall be deemed as historical data and not be construed as Company’s updated or projected information.

5.4. Public Meetings with investors’ analysts

The Company will carry out at least one annual public presentation, preferably after the disclosure of the results for each fiscal year. Other public presentations may be held at NET’s discretion.

5.5. Private Meetings and Analysts and Investors Service

Subject to all basic principles established in this Policy (Section 3), the Company may, supervised by the Financial and Investors’ Relations Director, carry out call services, answer e-mails and hold meetings the investing public in Brazil and/or abroad, with the purpose of extending and consolidating the Company’s external image as a transparent and proactive entity in terms of accountability.

In these events, all recommendations included in this Policy shall be always carefully followed by all Company’s representatives in contact with the investing public. No Insider Information may be disclosed and, if it unwittingly occurs, the Investors’ Relations Director shall ensure that it is widely disclosed to the market.

5.6. Newspapers

The disclosure of the NET’s annual results, followed by the respective management report (which comprise the CVM’s SFS), shall be carried out by means of publication in large circulation newspapers and, as a summary, in the wire services normally used by the Company, in addition to those forwarded to the CVM, SEC, stock exchanges and the IR website. However, if and when authorized by CVM, the Company may opt to carry out such publication in a summarized format in newspapers (in addition to the summary forwarded to the wire services), by stating the IR website address where such complete information shall be available to all investors, with the content at least identical to that forwarded to CVM, SEC and stock exchanges. The disclosure of the Company’s quarterly results in newspapers is not mandatory.

NET will reconcile the information not disclosed in the U.S. GAAP standard with the information prepared under the U.S. GAAP standard equivalent to the Earnings Releases and will promptly make this information available at the IR website, in accordance with the requirements of SEC’s Regulation G. In the event any information which is not according to the U.S. GAAP standard is discussed in the Earnings Releases disclosed in the conference calls, the Company will keep it at the IR website for one (1) year.

6. POLICY FOR DISCLOSURE AND USE OF INFORMATION OF MATERIAL ACT OR FACT

The purpose of the disclosure of Material Act or Fact is to prevent the undue use of Insider Information in the securities market by people who have access to such information and who seek to favor themselves or third parties over investors in general, securities markets and the Company itself. Attachment B hereto includes further details on what must be deemed as a material fact.

Accordingly, this Policy sets forth guidelines and general procedures to be met upon the disclosure of a Material Act or Fact and the maintenance of secrecy of such unveiled information in order to disclose, to the applicable bodies and securities markets, complete and timely information on any Material Acts and Facts related to the Company, therefore ensuring a fair and transparent disclosure to all interested parties, without favoring some people over others.

7. INTERNAL PROCEDURES TO REPORT AND DISCLOSE A COMPANY’S MATERIAL ACT OR FACT

All information on any Company’s Material Act or Fact will be consolidated in a document prepared by the Disclosure Committee (the “Disclosure Document”), which may request the participation of the Executive Boards involved in the act or fact giving rise to the related Material Act or Fact.

The Controlling shareholders, Management, Fiscal Council members, Employees and Executives with access to Material Information and also the members of any Company’s Bodies with Technical or Advisory Functions shall promptly report any Material Act or Fact they are aware of to the Financial and Investors’ Relations Director who, together with the Disclosure Committee and pursuant to this Policy, shall take any due measures and, if applicable, prepare a Disclosure Document.

In view of the notice carried out, in the event the persons referred to in the paragraph above identify the Financial and Investors’ Relations Director’s failure to comply with his/her duty to report and disclose, these people shall be only exempted from responsibility if they immediately report such Material Act or Fact to the CVM.

Once prepared, this Disclosure Document will be forwarded to the Investors’ Relations area, and the Financial and Investors’ Relations Director will be the person responsible for its disclosure to the securities market. The procedures for disclosure and use of information are included in a specific Manual for the Company’s internal use.

8. WHEN AND WHOM TO REPORT

8.1. When

Any Material Act or Fact shall be disclosed according to the applicable legal period.

8.2. To Whom

Any information on the Material Act or Fact shall be reported to (the procedures for disclosure and use of information are included in a specific Manual for the Company’s internal use):

8.2.1. the CVM;

8.2.2. the SEC;

8.2.3. stock exchanges; and

8.2.4. newspapers, IR website, and wire channels.

9. HOW TO DISCLOSE A MATERIAL ACT OR FACT

9.1. Newspapers

Any material information in connection with the Company shall be disclosed by means of publication in large circulation newspapers and as a summary in the wire services normally used by the Company, in addition to forwarding it to CVM, SEC, stock exchanges and IR website. However, the Company may opt, upon every disclosure of Material information, to carry out such disclosure as a summary in newspapers (additionally to the summary forwarded to the wire services), stating the IR website address where such complete information shall be available to all investors, with the content at least identical to that forwarded to CVM, SEC and stock exchanges.

The Company will reconcile the information not prepared in conformity with Brazilian GAAP standard with the information prepared under the U.S. GAAP standard equivalent to the Earnings Releases and will promptly make this information available at the IR website, in accordance with the requirements of Regulation G. In the event any information which is not according to the Brazilian GAAP standard is discussed in the Earnings Releases disclosed in conference calls, the Company will keep it in the IR website for one (1) year.

9.2. IR website

9.2.1. The information forwarded to CVM, SEC and stock exchanges will be concurrently made available at the IR website (Section 4.2.1 above). Additionally, warning and-mails and/or information forwarded to the list of people registered in the IR website, who are willing to be proactively informed of the Company’s press releases, shall be used to supplement an Exemplary Disclosure procedure, always ensuring transparent and fair treatment (in English and Portuguese).

9.2.2. Under no circumstances will the Company use the internet only for disclosure of any Material Act or Fact. The Internet (IR website) will be used as a supplementary vehicle to the communications means traditionally used by the Company.

9.3. Meetings

9.3.1. Any meetings with professional associations, investors, analysts or selected public, in Brazil or abroad, related to any issue which may corroborate any Material Information, shall be attended by the Financial and Investors’ Relations Director or any other person nominated by the former for such a purpose, or have its contents, in which it may represent any Material Information, reported to the Financial and Investors’ Relations Director.

9.3.2. In this scenario, the Financial and Investors’ Relations Director will transmit the Disclosure Document according to the applicable procedure (a specific Manual for the Company’s internal use), in advance to these meetings, therefore preventing the characterization of a Selective Disclosure. The Company will transmit the audio of these meetings via Internet (web cast), in order to ensure the wide dissemination of any presented and discussed issues.

9.3.3. In relation to the contacts with the financial community (e.g. analysts), the Company may have individual interviews with these analysts for disclosure of subsidiary information. However, the Company shall be alert in order not to carry out any “selective disclosure” (e.g. disclosure of information to some analysts but not to the general public). Additional, no Material Information shall be disclosed to any person without being concurrently released to the general public, as suggested by Regulation FD.

10. INSIDER INFORMATION AND THE DUTY TO SECRECY

10.1. The Controlling Shareholders, Management, Fiscal Council members, Employees and Executives with Access to Material Information or any of the members of other Company’s Bodies with Technical or Advisory Functions shall have the duty to (i) keep secrecy of any information related to a Material Act or Fact to which they have insider access up to its disclosure to the securities market, as well as (ii) care for any trustworthy subordinates and third parties to do so as well, therefore being jointly liable with these parties in any noncompliance event.

10.2. Accordingly, for guidance purposes, whenever any doubt arises in connection with the materiality of any Insider information, one should contact the Company’s Financial and Investors’ Relations Director in order to settle such doubt.

10.3. The Controlling shareholders, Management, Fiscal Council members, Employees and Executives with Access to Material Information or any of the members of other Company’s Bodies with Technical or Advisory Functions shall comply with the regulations of all applicable jurisdictions addressing the availability of Insider Information, as well as its use in the trading of Securities.

11. NONDISCLOSURE IS AN EXCEPTION TO THE RULE

11.1. The general rule in relation to any Material Act or Fact is its immediate reporting and disclosure. Any issue related to the materiality of a certain specific issue shall be discussed in the light of legislation in force. However, there are some cases in place in which the indiscriminate disclosure of Insider information representing a Material Act or Fact may risk Company’s lawful interests. In these situations, the nondisclosure of a Material Act or Fact related to the Company shall be subject to the Disclosure Committee’s decision, and this decision to keep secrecy will be submitted to the CVM.

11.2. However, the Financial and Investors’ Relations Director shall immediately disclose any Material Act or Fact in the event such Material Information escapes the Company’s control, there is any unusual variation in the quote, price or number of Securities traded or referred thereto or if CVM, SEC, or NASDAQ decides on the disclosure thereof.

11.3. Request for Maintenance of Secrecy to CVM

The Management and Controlling Shareholders may exceptionally submit to CVM its decision to keep secrecy of any Material Acts or Facts which disclosure, in their understanding, may represent a risk to the Company’s lawful interests.

Accordingly, the Management shall forward to the CVM’s President a sealed request with its envelope stating the word “confidential”.

In the event CVM decides to disclose such Material Act or Fact, it will order the Company’s Management or Investors’ Relations Director, as the case may be, to immediately report it to the stock exchanges and organized over-the-counter markets in which such Securities are traded and disclose it pursuant to the way provided in this Policy.

The request herein addressed shall not exempt any Controlling Shareholders and management from their responsibility for disclosing any Material Act or Fact.

12. GENERALLY ACCEPTED DISCLOSURE PRACTICES PRINCIPLES

12.1. Selective Disclosure

12.1.1. Selective Disclosure is the disclosure of Material Information to any person before such information is disclosed to the investing public. The Selective Disclosure of Material Information to any persons or groups outside the Company at any time is contrary to this Policy, except if such persons or groups are obliged to the duty of confidentiality and nondisclosure. In the event the Material Information is unwittingly disclosed, the Company shall issue a notice or press release including this information immediately (within a 24-hour period), in addition to disclose it at its IR website.

12.1.2. The specific procedures related to the disclosure of each NET’s document or information to the capital market, as well as the personal relationship with investors and analysts, are detailed in a specific Manual for the Company’s internal use.

12.2. Spokesman Nominated by the Company and related Responsibilities

12.2.1. The following persons are authorized to speak on behalf of the Company: the Financial and Investors’ Relations Director and the employees authorized by the Investors’ Relations and Press Relations area. Other Company’s employees may be nominated, from time to time, to speak on behalf of the Company or to respond to any specific questioning from the community of investors or the press.

12.2.2. The employees, except for those authorized to speak on behalf of the Company, will be instructed not to respond, under any circumstances, to questioning from the community of investors or the press, unless formally authorized to do so by the Financial and Investors’ Relations Director.

12.2.3. All employees receiving, directly or indirectly, questioning from investors, analysts or press professionals shall report such questioning to the Financial and Investors’ Relations Director and/or Investors’ Relations department.

12.3. Considerations for Analysts

12.3.1. The Company will revise, by means of a request from the analyst, the models of Earnings Release or coverage reports (research and projection) only for checking the accuracy of information under public domain.

12.3.2. The Company will grant its analysts and authorities access to its information within their time frame and funds and pursuant to the limits of Section 12.1 above. All analysts and investors will have access to the Financial and Investors’ Relations Director. Any requests for meeting with Management will be scheduled based on schedule availability, and may be defined according to certain criteria, such as the number of Securities held by the investor, the level of knowledge the analyst or investor has on the Company or the market in which the Company operates, and how often the analyst or investor has met with Management.

12.3.3. The Company will not refuse access to its information to analysts or investors, under any circumstances, in view of any existing negative recommendations on the Securities.

12.3.4. The Company may make available, at its IR website, the names and companies of the analysts who are currently covering the Company without favoring any analyst or investment bank. By means of formal authorization by each analyst, NET may eventually make available the recommendations, target prices and reports of these analysts.

12.4. Publication of the Company’s Annual Report

The Company shall publish, on an annual basis, a report on the operating and financial performance of the previous year, and gather a set of information on any projects, benefits and social initiatives intended to its employees, investors, market analysts, shareholders and the community (social and environmental audit).

13. POLICY FOR REPORTING INFORMATION ON TRADING BY MANAGEMENT AND RELATED PERSONS

The Management, the Fiscal Council members and the members of Company’s Bodies with Technical or Advisory Functions shall report, as instructed in CVM Instruction No. 358/02, to the CVM, SEC and stock exchanges, based on form models representing Attachments C and D hereto, the ownership of the Securities and of the securities issued by the Subsidiary Companies and Parent company (publicly-held companies) which they or any Related Persons are the holders of, as well as any changes in these positions. The procedure for reporting such trading information by Management and Related Persons is detailed in a specific Manual for the Company’s internal use.

14. POLICY FOR REPORTING AND DISCLOSING ANY PURCHASE OR DISPOSAL OF MATERIAL SHAREHOLDING OWNERSHIP

In addition to the direct or indirect Controlling shareholders, all shareholders electing the members of the Company’s Board of Directors shall report the CVM and BOVESPA (based on a form model which represents Attachment E to this Policy), and disclose any information on the purchase or disposal of material shareholding ownership, as instructed in CVM Instruction No. 358/02. Relevant shareholding ownership shall be understood as the one corresponding, directly or indirectly, to five percent (5%) or higher of the type or class of shares representing the Company’s capital stock.

In the event the Company registers common shares with SEC, such persons shall meet the requirements set forth by Section 13(d) and 13(g) of the Exchange Act with respect to reporting SEC and NASDAQ of any purchases/ disposals of these shares.

The procedure for reporting and disclosing any purchase or disposal of material shareholding ownership is detailed in a specific Manual for the Company’s internal use.

15. SECURITIES TRADING POLICY

The Company, the Management, Controlling shareholders, Fiscal Council members, Employees and Executives with Access to Material Information and members of other Company’s Bodies with Technical or Advisory Functions, and also whoever, in view of their position, function or status in the Parent company, Subsidiary Companies and Affiliated Companies, is aware of information related to any Material Act or Fact on the Company (Related Parties) shall ensure the most adequate standards in trading with the Securities. The procedures for trading Securities are detailed in a specific Manual for the Company’s internal use.

15.1. Restrictions to Trading Pending Disclosure of Material Act or Fact

15.1.1. In the events described in the paragraphs below, the trading of Securities by the Company and Related Parties shall be barred until NET discloses any Material Act or Fact to the market, as follows:

  Whenever any Material Act or Fact occurs in NET’s business of which the Related Parties are aware of;

  Whenever any option or proxy for the end of purchase or disposal of shares issued by NET by the Company itself, its Subsidiary Companies, Affiliated Companies or another company under common control is in progress or has been granted;

  Whenever there is an intention to carry out a takeover, total or partial spin-off, merger, change or corporate reorganization; and

  During the period between the decision made by the pertinent social body to increase or decrease capital stock, distribute dividends, share bonus or its derivatives, split, carry out a reverse split or issue other securities and the publication of the respective public notices or announcements.

15.1.2. In the events described above, even after the disclosure of a Material Act or Fact, the prohibition to trade shall remain in force if such trading may – in NET’s understanding – interfere in the conditions of trading of the shares issued by NET, in such a way as to give rise to losses to the Company itself or its shareholders. Whenever NET decides to maintain the prohibition to trade, the Financial and Investors’ Relations Director will disclose this decision by means of a Regulatory Circular.

15.2. Prohibition to Trade in a Period Prior to the Disclosure of Quarterly and Annual Information, in addition to the Financial Statements

15.2.1. In addition to the prohibitions set forth in the applicable regulation, the Company, the Management, its direct and indirect Controlling shareholders, Fiscal Council members, Employees and Executives with Access to Material Information and members of other Company’s Bodies with Technical or Advisory Functions, and also whoever, in view of their position, function or status in the Parent company, Subsidiary Companies and Affiliated Companies, is aware of information related to any Material Act or Fact on the Company may not trade any Securities during the period of fifteen (15) days prior to the disclosure or publication, if applicable, of:

(a) The Company’s quarterly information (ITR);

(b) the Company’s annual information (SFS and IAN);

(c) the Company’s financial statements; and

(d) Form 20-F.

Under no circumstances will the Company trade its own shares in the prohibition period set forth in this Policy and CVM Instruction No. 358/02.

15.2.2. The IR team shall forward e-mails to all persons to which the trading restrictions apply to, with at least ten days in advance from the start of the blocking period, by instructing them not to carry out any purchase and sale of the Company’s shares in the fifteen (15) days prior to the disclosure or publication of these Company’s periodic information or financial statements and in the other cases prohibited by CVM Instruction No. 358/02, until such information is made available to the public.

15.3. Exceptions to General Restrictions to Trading of Securities

15.3.1. The prohibitions above shall not apply to any operations with treasury shares, by means of private trading, linked to the exercise of a purchase option in accordance with the share purchase option plan approved by NET’s general meeting and possible repurchase by NET, also by means of the private trading, of such shares.

15.3.2. Any restrictions to the trading determined in this Policy shall not apply to NET itself and the Related Parties, as from the execution date of the Statement of Adhesion, whenever these parties carry out operations within the scope of the Trading Policy provided for in this Policy.

15.3.3. In order to take advantage of the benefit established pursuant to the CVM standard, the trading by the people referred to above, within the context of the Trading Policy,

shall be carried out as long-term investments, by meeting at least one of the characteristics described in the paragraphs below:

- Subscription or purchase of shares by exercising any of the options granted under the Purchase Option Plan approved by the general meeting;

- NET shall carry out the purchases subject to the share repurchase program for cancellation or maintenance of shares in treasury;

- Application of variable compensation, received as profit sharing, upon purchase of NET’s Securities; and

- The Related Parties shall carry out the Individual Investment Programs.

15.4. Prohibition to Purchase or Dispose of Shares Issued by NET Itself

15.4.1. NET’s Board of Directors may not resolve on the purchase or disposal of shares issued by the Company itself while the events described in the paragraphs below are not made public by means of publication of a material fact:

  Execution of any agreement or contract aiming at the transfer of NET’s shareholding control; or

  Granting of option or proxy for purposes of transferring NET’s shareholding control; or

  Any existing intention to carry out a take-over, total or partial spin-off, merger, change or corporate reorganization.

15.4.2. After the repurchase program is approved, if any fact fitting into any of the three events above arises, NET shall immediately suspend the operations with its own shares until the disclosure of the respective Material Act or Fact.

15.5. Prohibition to Trade Applicable to Former Management Only

15.5.1. With respect to Individual Investment Programs, any members of Management withdrawing from NET’s management before the public disclosure of a business or fact started during their management period may not trade any Securities of NET during the period described in the paragraphs below:

  For a six month period after their withdrawal; or

  Up to the disclosure, by NET, of any Material Act or Fact to the market, except if, in the latter case, the trading with Company’s shares, after the disclosure of the Material Act or Fact, may interfere in the conditions of said businesses, to the disadvantage of any shareholders of NET or the Company itself.

15.5.2. The event which occurs first, out of the alternatives referred to above, shall always prevail.

15.5.3. With respect to this prohibition, even after the disclosure of a Material Act or Fact, the prohibition to trade shall remain in force if such trading may – in the Company’s understanding – interfere in the conditions of trading of these Securities, in such a way as to give rise to losses to the Company itself or its shareholders..

15.6. General Provisions Applicable to Prohibitions to Trade

15.6.1. The Financial and Investors’ Relations Director may, irrespective of any justification or existing material act or fact not yet disclosed, determine periods in which the Related Parties may not trade securities issued by NET or referred thereto (“Black-out Period”). These Related Parties must keep secrecy of such periods.

15.6.2. The prohibitions to trade addressed in this Policy shall apply to any trading directly or indirectly carried out by the Related Persons, even in those cases in which the trading by these persons are carried out in conformity with the paragraphs below:

-	By means of a company controlled by such Related Parties; and

-	By means of third parties with which there has been a trust agreement or stock portfolio management, including, but not limited to, investment clubs.

15.6.3. The prohibitions to trade addressed herein shall also apply to the trading carried out in stock exchanges, as well as any trading carried out without the intermediation of any distribution system institution.

15.6.4. For purposes of article 20 of CVM Instruction No. 358, the trading carried out by investment funds of which the persons mentioned in the item above are shareholders shall not be deemed as indirect trading, provided that the conditions described in the paragraphs below are met:

  The investment funds are not exclusive; and

  Any trading decisions made by the investment fund manager may not be affected by shareholders.

15.6.5. Additionally, Regulation BTR bars any CEO and Management from purchasing or disposing of any Securities, except for those exempt, during any Black-out Period in which participants of the Company’s employee benefit plans are barred from trading the Securities reserved in their plan accounts.

16. NONCOMPLIANCE WITH THE POLICY

16.1. Any noncompliance with this Policy shall subject the offending party to disciplinary sanctions, in accordance with the Company’s internal rules, without prejudice to any pertinent administrative, civil and criminal penalties applicable by the market regulatory bodies (CVM and SEC) – see Attachment F hereto (Serious Violations and Penalties Set Forth in Article 11 of Law No. 6,385/76).

16.2. The provisions of this Policy shall not waive the responsibility arising from any legal limitations of third parties not directly related to the Company and who are aware of any Material Act or Fact.

17. DIVULGAÇÃO EXEMPLAR™ (EXEMPLARY DISCLOSURE)

17.1. This Policy (a public document) is updated and addresses the general guidance and certification standards for excellence of the information disclosure documentation process and the capital market relationship process (Version 5.0), as made available at www.divulgacaoexemplar.com.br.

17.2. The internal (non-public) procedures related to the use and disclosure of information to the capital markets, operation of the Disclosure Committee, and trading of securities issued by NET shall be revisited, on a half-yearly basis, by an independent audit firm registered with CVM (or associated to an organization registered with CVM). This independent audit firm shall issue a report with the results of the review carried out with respect to the adherence and compliance by NET with the Divulgação Exemplar™ (Exemplary Disclosure) principles.

18. DIRECTOR IN CHARGE

The Financial and Investors’ Relations Director shall be the person responsible for carrying out and monitoring this Policy.

19. STATEMENT OF ADHESION

The adhesion to this Policy for Disclosure and Use of Information and Trading of Securities Issued by NET shall be carried out by signing the Statement of Adhesion (Attachment A hereto) to be held, together with the list of persons signing this document, pursuant to the provisions in Article 16, paragraphs 1 and 2 of CVM Instruction No. 358.

20. VALIDITY OF AND AMENDMENTS TO THIS POLICY

This Policy shall become enforceable as from the day subsequent to its approval by NET’s Board of Directors, and any amendments or revision hereto shall be submitted to the Board of Directors, subject to the fact that it shall not be amended pending any disclosure of a Material Act or Fact.

     ATTACHMENT A – STATEMENT OF ADHESION TO THE POLICY FOR
DISCLOSURE AND USE OF INFORMATION AND TRADING OF SECURITIES
ISSUED BY NET

By this agreement, _____________________________ [name], _________________ [qualification], resident and domiciled in _________________________________ [address], bearer of CPF No. _________________ and RG No. ______________________ , in the quality of ___________________ [position, duty or relationship with Net] of Net Serviços de Comunicação S.A. (“Net”), a corporation with headquarters at Rua Verbo Divino, No. 1356, Chácara Santo Antônio, São Paulo, São Paulo, CEP 04719-002, enrolled at the Tax Roll of the Finance Ministry (CNPJ) under No. 00.108.786/0001 -65, does come, through this Adhesion Term, declare having full knowledge of the rules listed in the Manual of Disclosure and Use of Information and Trading Policy of Securities Issued by Net (“Manual”), the copy which received in the act of signing this Term of Adhesion, which governs the internal policy concerning the use and release of relevant information and to the trading of securities issued by Net, undertaking to always conform its actions to such rules.

I, therefore, sigh this Adhesion Term in three (3) counterparts of equal tenor and form, in the presence of the two (2) undersigned witnesses.

São Paulo - SP

___________________________
[name]

Witnesses:

1. _______________________________________	2. _______________________________________
Name:	Name:
(ID) R.G.:	(ID) R.G.:
(Tax ID) CPF:	(Tax ID) CPF:

ATTACHMENT B – DEFINITION OF MATERIAL ACT OR FACT

It shall be considered as “Material” any and all act or notice of the Company consisting, according to Article 155, §1 of Law no. 6404/76 and Article 2 of CVM Instruction no. 358/02 of: (a) any decision by Controlling Shareholder(s), deliberation by the general meeting or the administrative bodies of the Company; or (b) any other act or notice of an administrative-policy, technical, business or economic-financial nature which has occurred or is related to its business dealings that could significantly influence:

  the price of the Securities;

  the decision of investors to purchase, sell or keep Securities; or

  the decision of investors to exercise any rights inherent to owners of the Securities.

Events related to relevant acts or notices should be analyzed in perspective to their material impact, within the context of the activities and their importance to the Company, as well as of previously disclosed information, and an not as an abstract without due evaluation, so as to avoid naive disclosures to the detriment of the quality of the market analysis of the Company’s perspectives.

Aiming at facilitating the identification of situations that may potentially characterize a corporation’s relevant act or notice, the CVM listed as an example, and therefore not all-inclusive, the following events/examples:

  the signature of an agreement or contract for the transference of Net’s stock control, even if under a suspensive or resolutive condition;

  change of Net’s stock control, including through the execution, amendment or termination of a shareholders’ agreement;

  execution, amendment or termination of a shareholders’ agreement where Net is a party or intervenor, or that has been registered in the Company’s proper book;

  admission or leave of a partner that maintains, with Net, an operating, financial, technological or administrative collaboration agreement;

  authorization for the negotiation of Securities issued by Net in any market, whether domestic or foreign, or the approval, by the Company’s corporate bodies, of a public offer that depends on a registration at CVM, observing the procedures and conditions set forth in article 9 of Instruction 358;

  decision of promoting the cancellation of registration as a publicly -held company;

  incorporation, merger or spin-off involving Net or associated companies;

  transformation or dissolution of Net;

  change in Net’s equity composition;

  change in accounting criteria;

  renegotiation of debts;

  approval of a plan of granting stock options;

  change in rights and advantages of securities issued by Net;

  unwinding or grouping of shares or attribution of bonus granting;

  acquisition of Net’s shares for keeping them in treasury or cancellation, and disposal of shares thus acquired;

  Net’s profit or loss and attribution of cash dividends;

  execution or termination of agreement, or the failure in its realization, when the expectation of concretization is in the public domain;

  approval, change or desistence of project or delay in its implementation;

  start, resumption or stoppage of manufacturing or trading of a product or service rendering;

  discovery, change or development of Net’s technology or resources;

  filing of lawsuit that may affect Net’s financial position; and

  change of forecasts released by Net.

ATTACHMENT C – INDIVIDUAL FORM

Trading by Administrators and Related Persons – Art. 11 – CVM Instruction nº 358/2002

In ....(month/year)

( ).there were only the following operations with securities and derivatives, according to article 11 of CVM Instruction nº 358/2002.(1)

( ) there were no operations with securities and derivatives, according to article 11 of CVM Instruction no. 358/2002, and I hold the following positions of the securities and derivatives.

Company Name:
Name:						CPF/CNPJ:
Qualification:
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Parent Company Name:
Name:						CPF/CNPJ:
Qualification:
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Parent Company Name:
Name:						CPF/CNPJ:
Qualification:
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

(1) When filling out the form, exclude the lines that do not contain information. If there is no acquisition/change of positions for any of the persons covered in article 11 of Instruction CVM no. 358/2002, send a statement to that effect.
(1) Issue/series, convertible, simple, periods, guarantees, kind/class, etc.
(2) Quantity times price.

ATTACHMENT D – CONSOLIDATED FORM

Trading by Administrators and Related Persons – Art. 11 – CVM Instruction nº 358/2002

On .....(month/year).....there were only the following operations with securities and derivatives, according to article 11 of CVM Instruction nº 358/2002.(1)

Company Name:
Group and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical and Consulting Bodies
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Company Name:
Group and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical and Consulting Bodies
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Company Name:
Group and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical and Consulting Bodies
Start Balance
Securities/ Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

Trading in the Month
Securities / Derivatives	Characteristics of the Securities (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Purchase
Total Purchases
Sale
Total Sales
Closing Balance
Securities / Derivatives	Characteristics of the Securities (2)			Quantity		% participation
						Same kind/ Class	Total

1. When filling out the form, exclude the lines that do not contain information. If there is no acquisition/change of positions for any of the persons covered in article 11 of Instruction CVM no. 358/2002, send a statement to that effect.

2. Issue/series, convertible, simple, periods, guarantees, kind/class, etc.

3. Quantity times price.

Note: In these consolidated data the information by group – Members of the Board of Directors; Executive Officers (who were not included in the group of the Board of Directors), etc.

ATTACHMENT E – FORM FOR PROVISION OF INFORMATION ON MATERIAL SHAREHOLDING OWNERSHIP

Form for submitting information art. 12 CVM Instruction no. 358/02

ACQUISITION OR DISPOSAL OF MATERIAL SHAREHOLDING IN NET
Period (month/year):
Name of Purchaser or Seller:
Identification:
CNPJ/CPF (Tax ID):
Date of business operation:
Type of operation:
Type of security:
Company:
Traded Quantity:
Price:
Objective of the Interest and Desired Quantity:
Number of shares object of debenture conversion:
Number of debentures convertible into shares, already held, either directly or indirectly:
Number of shares and other securities, already held, either directly or indirectly:
State any agreement or contact regulating the exercise of the right to vote or the purchase and sale of securities issued by the company:
Other relevant information:

ATTACHMENT F – SERIOUS VIOLATION AND PENALTIES SET FORTH IN ARTICLE 11 OF LAW N° 6.385/76

1. Daily Mandatory Fine according to article 23 of CVM Instruction no. 358/02

Art. 23. The noncompliance with the obligations set forth in arts. 11, § 2, 12 and 16 of this Instruction is subject to a daily mandatory fine to be charged from the first business day after the deadline for submitting information, regardless of notice, in the amount of R$ 500.00 (five hundred Reais).

2. Gross Violations and Penalties as set forth in Art 11 of Law no. 6,385/76

Art. 11. The Securities Commission may impose on whomever violates the regulations set forth in this Law, the corporation law, its own resolutions, as well as other legal rules whose compliance it is responsible for enforcing, the following penalties:

I - warning;

II - fine;

III - suspension of the exercise of the position of administrator or member of the audit committee of a publicly-held corporation, of an entity of the distribution system or of other entities that depend on the authorization of or registration at the Securities Commission;

• Subparagraph III with wording provided by the Law nº 9.457, as of 5.5.1997.

IV - temporary incapacity, up to a maximum of twenty years, to exercise the positions mentioned in the previous item;

• Subparagraph IV with wording provided by the Law nº 9.457, as of 5.5.1997.

V - suspension of the authorization or registration for the exercise of the activities object of this Law;

VI - disfranchisement of authorization or registration, for the exercise of the activities provided for in this Law;

• Subparagraph VI with wording provided by the Law nº 9.457, as of 5.5.1997.

VII - temporary prohibition, up to a maximum of twenty years, to practice certain activities or operations, by members of the distribution system or other entities that need an authorization by or registration at the Securities Commission;

• Subparagraph VII amended by the Law nº 9.457, as of 5.5.1997.

VII - temporary prohibition, up to a maximum of ten years, to operate, either directly or indirectly, in one or more types of operations in the securities market.

• Subparagraph VIII amended by the Law nº 9.457, as of 5.5.1997.

§ 1 - The fine may not exceed the higher of the following amounts:

I - R$ 500,000.00 (five hundred thousand Reais);

• Subparagraph I with wording provided by the Law nº 9.457, as of 5.5.1997.

II - fifty percent of the amount of the irregular issuing or operation; or

• Subparagraph II with wording provided by the Law nº 9.457, as of 5.5.1997.

III - three times the amount of the economic advantage obtained or the loss avoided as a consequence of the wrongdoing.

• Subparagraph III with wording provided by the Law nº 9.457, as of 5.5.1997.

§ 2 - In cases of relapse, the following will be applied, alternatively, fine as set forth in the previous paragraph, up to three times the determined amounts, or the penalty set forth in items III to VIII of this article’s main section.

• § 2 with wording provided by the Law nº 9.457, as of 5.5.1997.

§ 3 - Except for the provision in the previous paragraph, the penalties set forth in items III to VIII of this article’s main section may only be applied in cases of gross violations, as defined by the rules of the Securities Commission.

• § 3 with wording provided by the Law nº 9.457, as of 5.5.1997.

§ 4 - The penalties shall only be imposed with the observance of the procedure set forth in § 2 of art. 9 of this Law, and an appeal to the Appeals Council of the National Financial System is admissible.

• § 4 with wording provided by the Law nº 9.457, as of 5.5.1997.

§ 5 - The Securities Commission may, at its sole discretion, the public interest allowing, suspend, at any stage, the administrative procedure filed for finding violations to the securities market legislation, if the subject or the accused signs a term of commitment, undertaking to:

• § 5 with wording provided by Decree nº 3.995, as of 10.31.2001.

I - to cease practicing activities or acts deemed illicit by the Securities Commission; and

II - to correct the irregularities that were pointed out, including by indemnifying for the losses.

§ 6 - The commitment referred to in the previous paragraph shall not require a confession on the matter of fact, nor a recognition of the illicit nature of the conduct under analysis.

• § 6 amended by the Law nº 9.457, as of 5.5.1997.

§ 7 - The term of commitment will be published in the National Official Journal, establishing the deadline for compliance with the obligations that had been taken, and shall constitute a document valid to commence an extrajudicial execution process.

• § 7 with wording provided the Law nº 10.303, as of 10.31.2001.

§ 8 - If the obligations are not fulfilled on time, the Securities Commission shall give continuity to the previously suspended administrative procedure, in order to apply the suitable penalties.

• § 8 amended by the Law nº 9.457, as of 5.5.1997.

§ 9 - In the application of the penalties set forth in the Law, the valid retraction and the post facto retraction, or the circumstance of any person that spontaneously confesses the wrongdoing or who provides information relating to its materiality.

• § 9 amended by the Law nº 9.457, as of 5.5.1997.

§ 10 - The Securities Commission shall regulate the application of the provision in §§ 5 to 9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchanges, organized over-the-counter market entities, and securities operations clearing and settlement entities.

• § 10 with wording provided by the Law nº 3995, as of 10.31.2001.

§ 11 - The fine charged for the noncompliance with an order from the Securities Commission as set forth in item II of the main section of art. 9 and item IV of its § 1 shall not exceed R$ 5,000.00 (five thousand Reais) per day of delay in its compliance and its application is independent from the administrative process provided for in item V of the main section of the same article.

• § 11 with wording provided by Decree nº 3995, as of 10.31.2001.

§ 12 - A voluntary appeal to the Council of the Securities Commission, from the decision that applies the fine set forth in the previous paragraph, is admissible within ten days, without supersedeas."

• § 12 amended by the Law nº 9.457, as of 5.5.1997.

3. Crimes Against the Capital Market – Art. 27-D of Law no. 6,385/76.

Undue Use of Privileged Information

Art. 27-D. To use relevant information that has not yet been released to the market, of which one has knowledge and which one must keep secret, capable of providing, to oneself or to third parties, undue advantage, through negotiation, in one’s name or of third parties, involving securities:

Punishment – imprisonment, from one (1) to five (5) years, and fine of up to three (3) times the amount of the illicit advantage obtained by reason of the crime.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.